Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kansas City Southern:

We consent to the incorporation by reference in the Registration Statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of the Midsouth Rail Union 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005 and Schedule H, line 4a-schedule of delinquent participant contributions, which report appears in the December 31, 2005 annual report on Form 11-K of the Midsouth Rail Union 401(k) Retirement Savings Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 28, 2006